Exhibit 99.38

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

September 13, 2011

U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

CREAM MINERALS REPORTS DRILL RESULTS FOR THE

 DOS HORNOS 2 ZONE, NUEVO MILENIO

SILVER–GOLD PROJECT, MEXICO

Vancouver, BC – September 13, 2011 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”) is pleased to provide results of in-fill drilling for the Dos Hornos 2 zone, one of three higher grade silver and gold in quartz veins.  The in-fill drilling of the Dos Hornos 2 zone is one aspect of the 20,000 metres diamond drill program currently in progress at the 100% owned Nuevo Milenio Silver-Gold Project, Nayarit State, Mexico.  Nuevo Milenio is a low sulphidation, epithermal precious metal prospect containing silver-gold mineralization in quartz vein quartz stock work zones hosted within a collapsed caldera.  Two drill rigs are drilling at Nuevo Milenio with the objective of completing in-fill drilling and testing additional targets.  To date, almost 19,500 metres of drilling in 83 drill holes has been completed.

Assays for four in-fill drill holes of the Dos Hornos 2 zone, and two in-fill drill holes for the Transitional Zone are presented below.  Nuevo Milenio contains a NI 43-101 compliant Inferred Mineral Resource of 54.6 million ounces silver equivalent contained within 5.09 million tonnes.  The average silver grade is 251 g/t and the average gold grade is 1.66 g/t. Metal prices employed were USD $10.28 per ounce silver and USD $816.09 per ounce gold.  A cut-off grade of USD $45.00 per tonne or 131 g/t silver equivalent was used.  For complete details of the Inferred Mineral Resource see Table - Revised NI 43-101 Report, dated December 24, 2008 on page three of this news release.

THE TRANSITIONAL ZONE

Drilling on Section 4a has provided additional information on the Transitional Zone.  This zone was drilled during the 2003 diamond drilling program.  Drilling completed in the 2011 program has intersected unknown quartz vein structures cut in 2003 by DDH 02-03. It is possible the quartz veins intersected are semi-blind or blind veins that trend parallel to the Dos Hornos and Once Bocas structures however additional drilling is required to determine their nature and extent.  For a more detailed outline of the Transitional Zone and the assays, please see page three of this news release.

HIGHLIGHTS OF THE DRILL RESULTS

Highlights include significant drill intersections (intersections are drill widths, true widths are 50%

to 70% of drill intersected width depending on drill inclination).

DH2-13-11

164.13 g/t Ag and 0.820 g/t Au over 16 metres including 404.15 g/t Ag and 1.994 g/t Au over 4 metres and 494.40 g/t Ag and 2.273 g/t Au over 2 metres.

DH2-15-11

163.43 g/t Ag and 0.888 g/t Au over 12 metres including 229.25 g/t Ag and 0.874 g/t Au over 4 metres and 310.20 g/t Ag and 0.874. g/t Au over 2 metres.

DH2-16-11

255.57 g/t Ag and 0.560 g/t Au over 6 metres and 759.00 g/t Ag and 1.667 g/t Au over 2 metres.

DOS HORNOS 2

SECTION 5a

DH2-14-11 is located 25 metres west of DDH 01-03 and DDH 02-03 and drilled at N30E. The objective of this hole was to test Dos Hornos 2 near the N20E fault.  The core shows quartz breccia and crushed sandy quartz with minor gouge in the HW of the N70E fault and within the fault plane.

DH 2-14-11	Sample	From	To	Width	AG	AU
Description	Number	Metres	Metres	Metres	g/t	g/t
Weighted average	52315-20	69.00	81.00	10.00	42.24	0.110
including	52318-20	69.00	75.00	6.00	46.73	0.100

including	52315	69.00	71.00	2.00	61.50	0.150
including	52319	77.00	79.00	2.00	67.30	0.217

SECTION 6

Section 6, trench 4, DDH 10-06, DDH 11-06 and DDH 07-33 were located to test the structure identified in 2006.  DH2-13-11 was spotted as an in-fill hole.  A significant stacked zone of quartz veining-quartz stock work was intersected, which has confirmed the 2006 drill results and clarifies the interpretation of the mineralized structures which indicated stacked sections by repetition of the structure through faulting.

DH 2-13-11	Sample	From	To	Width	AG	AU
Description	Number	Metres	Metres	Metres	g/t	g/t
Weighted average	52263-70	28.00	44.00	16.00	164.13	0.820
including	52264-69	30.00	42.00	12.00	208.67	0.991
including	52264-68	30.00	40.00	10.00	231.82	1.174
including	52264-66	30.00	36.00	6.00	311.87	1.743
including	52264-65	30.00	34.00	4.00	404.15	1.994
including	52264	32.00	34.00	2.00	494.40	2.273

SECTION 7

DDH 07-31 and MN 10-02, a twin hole (Roca Mines 2010) were drilled in 2007 and 2010 respectively.  Steep slopes prevented drilling the section from the optimum locations.  DH2-10-11, DH2-11-11 and DH2-12-11 were drilled as in-fill holes.  DH2-11-11 was abandoned before intersecting the target area.  DH2-10-11 was drilled at -55 degrees, entering a fault zone however then was recovered resulting in only part of the zone being tested.

DH 2- 10 -11	Sample	From	To	Width	AG	AU
	Number	Metres	Metres	Metres	g/t	g/t
Weighted average	52216-19	118.50	126.50	8.00	45.73	0.247
including	52216-17	118.50	122.50	4.00	66.80	0.294
including	52216	118.50	120.50	2.00	108.20	0.486

In an attempt to avoid the fault zone, DH2-12-11 was drilled at -60 degrees and moved forward 25 metres.  It missed the vein structure and entered a sub-parallel fault which moved the FW vein segment up.  The vein within the fault zone is gougy, clay quartz breccia drag material.

DH 2- 12 -11	Sample	From	To	Width	AG	AU
Description	Number	Metres	Metres	Metres	g/t	g/t
Leached, breccia	52235	124.20	126.20	2.00	155.10	0.178
Leached, breccia	52240	134.20	136.20	2.00	19.40	0.041

TRANSITIONAL ZONE

SECTION 4a

The purpose of DH2-15-11 and DH2-16-11 was to see if Dos Hornos 1 can be cut in the foot wall of the N70E/65S and N80W/70S faults.  The mineralized section is an unknown structure located in the FW of the N70E/65S fault.

DH 2-15-11	Sample	From	To	Width	AG	AU
Description	Number	Metres	Metres	Metres	g/t	g/t
Weighted average	52379-84	52.00	64.00	12.00	163.43	0.888
including	52379-81	52.00	58.00	6.00	179.47	0.717
including	52382-84	58.00	64.00	6.00	147.40	1.058
including	52380-81	52.00	56.00	4.00	229.25	0.874
including	52383-84	60.00	64.00	4.00	181.45	1.041
including	52380	54.00	56.00	2.00	310.20	0.403
including	52383	60.00	62.00	2.00	185.60	0.828

Drill core of DH2-16-11 shows brecciation and intense quartz stock work containing up to 10% sulphides, representing the high-grade section of the core.

DH 2-16-11	Sample	From	To	Width	AG	AU
Description	Number	Metres	Metres	Metres	g/t	g/t
Weighted average	52563-65	43.00	45.00	6.00	255.57	0.560
including	52564	45.00	47.00	2.00	759.90	1.667

The Transitional Zone is defined by two faults first recognized in Adit 3. The first fault, N70E/65S moving Dos Hornos 2 to the SW, the second, N80W/75S cutting the first fault and moving both the fault segment and Dos Hornos 2 back to the NE.  The Transitional Zone was drilled in the 2003 diamond drilling program.  The intersection zone of Dos Hornos 2 and the N70E fault was cut by DDH 11-03 at 26 metres and by DH2-14-11 at 62 metres and DDH 02-03 cut an unknown quartz vein zone of intermediate gold-silver value in the FW of the N70E/S65S Fault (5 metres of core was lost).  The two vein zones showing good gold and silver grade cut by DH2-15-11 and DH2-16-11 are apparently the same unknown quartz vein structures cut by DDH 02-03 in the FW of the first fault. It is possible the quartz veins intersected are semi-blind or blind veins that trend parallel to the Dos Hornos and Once Bocas structures however additional drilling is required to determine their nature and extent.

SUMMARY

Drilling of the Dos Hornos 2 structure has demonstrated continuity of the structure along strike and down dip.  In addition, stacking of vein segments was observed in several cases.  Drill holes which have cut above or below sub-parallel faults, in general, have returned good assay values.  Low assay values where sub-parallel faults cut the vein structures are localized occurrences confined to the fault intersection.  Steep topography combined with the orientation of the mineralized structure and orientation of sub parallel fault zone resulted in the loss of drill holes DH2-11-11 and deviation of DH-10-11 from the planned bearing.  Assays reported to date for Dos Hornos 2 largely support the grades and widths reported in the December 24, 2008 NI 43-101 Report.

Revised NI 43-101 Report, dated December 24, 2008 by F. Holcapek, P. Eng.

Dos Hornos (U/G)	Width Metres	Tonnes	Ag g/t	Au g/t	Ag oz	Au oz
Dos Hornos Segment 1	4.70	1,173,901.56	165.34	1.500	6,552,238.85	59,400.00
Dos Hornos Segment 2	4.06	746,528.32	201.95	1.770	4,847,215.70	42,390.25
Veta Tomas	5.09	1,246,162.50	351.19	1.280	14,070,467.48	51,344.17
Once Bocas	2.42	1,921,162.50	252.59	1.920	15,602,012.74	118,347.79
Total	16.27	5,087,754.88	251.09	1.660	41,071,934.77	271,482.21

Tonnes: 5,088,000 Ag: 251.09 g/t, Au: 1.660 g/t. Ag: 41,072,000 oz, Au: 271,500 oz.

Silver Equivalent (Gold-Silver price Ratio = 50:1): 54,647,000 oz (in situ)

Metal prices were USD $10.28 per ounce Ag and USD $816.09 per ounce Au.

A cut-off grade of USD $45.00 per tonne or 131 g/t, Ag equivalent was used.

Samples are prepared in the Preparatory Laboratory of Inspectorate in Durango, Durango.  In addition to the in-house check assaying, Cream Minerals De Mexico instructed Inspectorate to take approximately 20% (one sample out of five) as marked on the sample shipping paper and take a split from the prepared samples.  All samples are shipped to the Inspectorate Laboratory in Reno, Nevada.  The check samples are shipped to the Steward Group’s Preparation Laboratory in Zacatecas for shipping to the main Laboratory in Kamloops, BC for assaying.  All samples are assayed using Inspectorates Genx 30 31 Element Package Au&AgFA AA plus 29 elements ICP-AES Scan by aqua regia digestion and Hg by CVAA.  The Steward Group uses their equivalent to the Genx 30 package of Inspectorate for assaying.

Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises exploration programs on the Nuevo Milenio Project. He is responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of National Instrument NI 43-101.

Cream Minerals is a silver-gold exploration company.  The Company’s flag ship project is the Nuevo Milenio silver-gold project in Nayarit State, Mexico.  To learn more about Cream Minerals please click here:  www.creamminerals.com

Christopher Hebb, LLB

Chairman of the Board

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities regulations and including "forwarding-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This forward-looking information is made as of the date of this News Release and except as required under applicable securities legislation, the Company does not intend and does not assume any obligation to update this forward-looking information.  Forward- looking information is based on management's current expectations and beliefs and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking information in this News Release includes, but is not limited to, the planned drilling program on the Nuevo Milenio project and the Nuevo Milenio project’s estimated mineral resource.  Forward-looking information is based on a number of assumptions which management believes are reasonable including that equipment, personnel and approvals will be available when required to complete the planned drilling program, that no disruption to the program will occur as a result of breakdown, labour disputes, or natural hazards, that the assumptions underlying the inferred resources estimate are valid, including but not limited to the projected future prices of silver and gold, continuity of mineralization and grades, and expected recovery methods and rates.  Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials are more than expected, that the future price of silver and / or gold will differ materially from those implied or estimated, that Canadian / US dollar exchange rates vary in a manner that has a negative effect on the resource estimate, unanticipated delays in obtaining governmental approvals or required financing; that changes in project parameters result in increased costs, of unexpected variations in mineralization, grade or recovery rate and other factors on which the mineral resource estimate is based, of failure of equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mineral exploration and development; a deterioration in general economic conditions; and changes in laws, rules and regulations applicable to Cream and the Nuevo Milenio project.

CAUTIONARY NOTE TO U.S. READERS REGARDING MINERAL RESOURCES

The United States Securities and Exchange Commission ("SEC") allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company uses certain terms in this document, such as "mineral resources", and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.  U.S readers are cautioned that while the term ‘inferred resource’ is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Section 5a
Section 6
Section 7
Section 8
Section 9
Section 10
Section 11
Section 11a
Section 12
2360750 N
2360500 N
2361250 N
521500 E
521750 E
521750 E
DH2-15-11
DH2-15-11
DH1-14-11
DH2-13-11
DH2-12-11
DH2-11-11
DH2-10-11
DH2-9-11
DH2-8-11
DH2-7-11
DH2-6-11
DH2-3-11
DH2 - 4-11
DH2 - 5-11
DH2-2-11
DH2-1-11
DDH-11-03
DDH-07-33
DDH-11-06
DDH-10-06
DDM-07-31
DDH-15-06
DDH-07-30
DDH-07-28
DDH-07-29
DDH-07-27A
DDH-07-27
DDH-07-26
DDH-21-06
DDH-20-06
DDH-18-06
DDH-18-03
DDH-17-06
Entrance
Shaft-11
Shaft-12
Banded Rhyolitic Flow
VETA TOAMAS
Creston Vein
LEVEL 1145
Qtz Float Bolders
Proposed Drill Hole 2011
2011 Drill Hole finished
Old Drill Hole
0 m
50 m
100 m

Cream Minerals De Mexico S.A. De C.V.

Nuevo Milenio, Dos Hornos 2

Drill Plan 2011

F. Holcapek, P.Eng. August, 2011

Ing. German Francisco 2007, 08